

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2011

<u>Via Email</u>
Mitch Edwards
Chief Financial Officer and General Counsel
Skullcandy, Inc.
1441 West Ute Blvd., Suite 250
Park City, UT 84098

> **Re: Skullcandy, Inc.**
> **Registration Statement on Form S-1, as amended by**
> **Amendment No. 4**
> **Filed July 6, 2011**
> **File No. 333-171923**

Dear Mr. Edwards:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Developments, page 4

1.   Please explain how you paid for the Astro Gaming acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Net Sales, page 35

2.   We note that you entered into a non-binding letter of intent to repurchase the rights granted under the distribution agreement with 57 North. With a view towards expanded MD&A disclosure, please explain to us how you intend to account for the repurchase of the distribution rights.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via Email
         B. Shayne Kennedy
         Latham & Watkins LLP